787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 24, 2015

VIA EDGAR

Min S. Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sanford C. Bernstein Fund, Inc.
Post-Effective Amendment No. 65 to the Registration Statement
Securities Act File No. 33-21844; Investment Company Act File No. 811-5555

Dear Mr. Oh:

On behalf of Sanford C. Bernstein Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on June 1, 2015 regarding Post-Effective Amendment No. 65 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 66 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”) with respect to the AB Intermediate New York Municipal Portfolio, the AB Intermediate California Municipal Portfolio and the AB Intermediate Diversified Municipal Portfolio (each a “Fund” and together, the “Funds”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

Comment 1:	On the facing page, please include the approximate date of the public offering, the title of securities being registered and appropriate corresponding disclosure.

Response:	The requested disclosure has been added.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

June 24, 2015

Comment 2:	On the cover page of the Prospectus and the Statement of Additional Information, please provide the ticker symbol for each Advisor Class.

Response:	The ticker symbol for the Advisor Class of the AB Intermediate Diversified Municipal Portfolio has been added. The Advisor Class of each of the AB Intermediate New York Municipal Portfolio and the AB Intermediate California Municipal Portfolio will be offered at a later date, at which time the ticker symbols will be provided.

Comment 3:	In each Fund’s fee table, please remove the row captioned “Exchange Fee”.

Response:	The requested change has been made.

Comment 4:	Given that the Funds invest in derivative instruments, please review the Funds’ principal investment strategies and principal risk disclosure to ensure that the information is not too generic or standardized and describes the actual derivative instruments and associated principal risks that each Fund intends to use to achieve its investment objective. Please confirm that the Funds’ derivatives disclosure reflects the observations set forth in the letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. See Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Derivatives Disclosure Letter”).

Response:	The Funds are aware of the Staff’s observations and concerns stated in the Derivatives Disclosure Letter regarding disclosure by an investment company of its use of derivatives. The Funds believe that their current disclosure accurately reflects their current expected utilization of derivative instruments and that their disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.

Comment 5:	Please note that if a Fund engages in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Funds operate.

Response:	The Registrant is aware of its obligations under Release 10666 and that the Commission or Staff may, in the future, issue additional guidance regarding the use of derivatives, including total return swaps, and such guidance may impact the manner in which the Fund currently applies asset coverage requirements.

June 24, 2015

Comment 6:	Please confirm to the Staff that if a Fund sells credit default swaps, it will segregate the full notional value of the swap agreement to cover such obligation.

Response:	To the extent a Fund employs credit default swaps in its investment strategy, it intends to do so in compliance with Release 10666 and other published guidance of the Commission and its Staff.

Comment 7:	Please delete the disclosure added as the second paragraph under the section entitled “Bar Chart and Performance Information” in each Fund’s summary. In the alternative, please explain the basis for providing the disclosure and reconcile it with the information provided in the bar chart.

Response:	The Registrant has deleted the referenced paragraph.

Comment 8:	In the section of the Prospectus of each Fund’s summary entitled “Portfolio Managers”, and in the section of the Prospectus entitled “Management of the Portfolios – Portfolio Managers”, please specify the year as of which R.B. (“Guy”) Davidson III began his service rather than stating “Since Inception”.

Response:	The requested change has been made.

Comment 9:	In the section of the Prospectus entitled “Additional Investment Information, Special Investment Techniques and Related Risks”, please revise the caption and the first paragraph to clarify whether this section is referring to principal and/or non-principal strategies and risks. In doing so, please note that if principal and non-principal are both described, they should be delineated into principal and non-principal sections, with principal coming first.

Response:	The Funds will revise the Prospectus disclosure to state that this section of the Prospectus provides additional information about the Funds’ investments and strategies, including principal and non-principal strategies and risks. Each Fund’s principal strategies and risks are identified in the corresponding Summary section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Funds believe that they have identified their principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

June 24, 2015

Comment 10:	Please confirm that all principal investment strategies and principal risks described in each Fund’s summary have been more fully described in the section of the Prospectus entitled “Additional Investment Information, Special Investment Techniques and Related Risks”. Moreover, any principal investment strategies or associated principal risks described more fully in the section of the Prospectus entitled “Additional Investment Information, Special Investment Techniques and Related Risks” should also be included in the summary for each Fund.

Response:	As noted above in response to Comment 9, the referenced section of the Prospectus provides additional information about the Funds’ investments and strategies, including principal and non-principal strategies and risks. Consistent with General Instruction C.3(a) to Form N-1A, however, this section does not necessarily more fully describe each strategy or risk identified in the Summary section of the Prospectus. The registrant also submits that each Fund’s principal strategies and risks are properly identified in the Summary section of the Prospectus. As a result, the disclosure in the referenced section is not necessarily also discussed in the Summary section of the Prospectus.

Comment 11:	Please confirm whether each Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available on the Fund’s website. If so, please include disclosure stating that investors may access this information on the website. See Item 9(d) of Form N-1A.

Response :	The Funds currently do not make their policies and procedures with respect to the disclosure of their portfolio securities available on a website; however, as disclosed in the Prospectus, such policies and procedures are described in the Statement of Additional Information.

Comment 12:	The Staff notes the redundancy of providing an Appendix on ratings in both the Prospectus and the Statement of Additional Information. Please consider combining into one Appendix.

Response:	The Registrant has removed the Appendix from the Prospectus.

Comment 13:	Please update the disclosure in the section of the Statement of Additional Information entitled “Custodian, Counsel, Independent Registered Public Accounting Firm and Financial Statements – Principal Underwriter” and the third paragraph of the section entitled “General Information” to account for Advisor Class shares.

Response:	The disclosure has been revised as requested.

June 24, 2015

Comment 14:	In Item 31 of Part C, please clarify the location of the “Management of the Fund” section in the Regular and Institutional Services Prospectuses, respectively.

Response:	The requested change has been made.

Comment 15:	Please revise Item 32(a) of Part C, including its Footnote 1, to account for Advisor Class Shares. Please also provide the disclosure required by Item 32(c), or include a brief explanation of why it is not provided.

Response:	The requested change has been made to Item 32(a). The disclosure required by Item 32(c) is not applicable because there are no principal underwriters who are not affiliated persons of the Funds.

Comment 16:	Please provide Tandy representations.

Response:	The Registrant’s Tandy representations are enclosed with this letter.

*     *    *    *    *    *    *     *    *    *

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8992.

Very truly yours,

/s/ Jessica A. Herlihy
Jessica A. Herlihy

cc:	Nancy E. Hay, Esq.
P. Jay Spinola, Esq.